SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

GAFISA S.A.
 Publicly Held Company
NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

GAFISA S.A., (Bovespa, GFSA 3; NYSE, GFA) (“GAFISA”), following the information contained in the Material Facts of February 14, 2007 and March 27, 2007, publicly informs that it executed, on this date, an agreement for the winding up of the partnership established with ODEBRECHT EMPREENDIMENTOS IMOBILIÁRIOS S.A. (“OEI”).

The purpose of the partnership was the union of efforts on the prospection, real estate development, construction, real estate and financial management and commercialization of developments in the Brazilian territory, focusing on the low income residential segment with more than 1,000 units.

Thus, GAFISA ceases to be a partner of OEI at BAIRRO NOVO EMPREENDIMENTOS IMOBILIÁRIOS S.A. (“BAIRRO NOVO”), and the Shareholders’ Agreement related thereto is terminated on this date. As of this date, the developments previously jointly conducted by the parties will be conducted separately, with GAFISA responsible for the Bairro Novo Cotia Development and OEI for the remaining developments of the previous partnership, as well as the BAIRRO NOVO operations.

São Paulo, February 27, 2009

Gafisa S.A.
CFO and Investor Relations Officer
Alceu Duilio Calciolari

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.